Exhibit 99.2

All Microcell employees

Good morning,

Over the past few days, there have been a number of significant developments related to the process that began in May to maximize Microcell’s value for its shareholders following the TELUS bid.

Very recently, discussions intensified with a number of parties interested in Microcell, and specifically with Rogers Communications Inc. and Rogers Wireless.

These discussions continued over the weekend and culminated last night when the companies’ respective boards of directors approved the agreement reached between the parties. This agreement has just been made public via a press release (see attachment).

The agreement relates to a friendly takeover bid that includes the following elements:

•	Rogers will submit a takeover bid for all outstanding shares in Microcell (shares, warrants and options), based on a cash price of $35 per share.

•	Generally, this offer contains fewer conditions than the TELUS bid, in particular regarding the outcome of the review by the Competition Bureau.

•	Microcell and its Board of Directors have committed to supporting actions undertaken by Rogers and to recommending that its shareholders accept the offer that will be submitted.

•	In the event that a competing offer is submitted by another party and is also supported by Microcell’s Board of Directors, Rogers would receive a “break up fee” of $45 million from Microcell.

In order for the transaction to be finalized, a certain number of conditions need to be met, as is usual with this sort of transaction: the tendering of the required number of shares and warrants, representations and warranties made by the parties, regulatory approvals, etc.

Therefore, at this time, the agreement does not represent definitive closure of the process that began in May following the TELUS bid. It is, however, an extremely important step, and one that could lead to its conclusion:

•	This is a friendly takeover bid which is made with the agreement and support of Microcell and its Board of Directors.

•	It is still possible that another party might submit an offer that competes with the Rogers bid. Microcell’s Board of Directors would then be required to evaluate the new bid and if it were deemed more advantageous for Microcell securityholders, the Board may have to support it, which would trigger Rogers’s right to receive the “break up fee.”

•	If no other competing offers are made and Microcell shareholders tender their shares under the Rogers offer, it would mean that, as soon as all conditions are met, the transaction would be closed. This would result in the effective transfer of control in Microcell, and all its assets to Rogers.

Obviously, this is a significant development for Microcell and for its employees who have made the company what it is today.

Rogers has already indicated to us that it intends, to maintain substantially the company’s operations, including our Fido brand, its personality and the basics of its product positioning, as well as development of our Inukshuk project. Rogers wants to maintain the Fido experience that our customers have come to know through the values that support our brand and the corporate style we have had since the outset. This approach should mean maximum retention of employees. Rogers has also agreed that staff reductions, if any, would take place in accordance with our human resources policies.

It is obvious to us that the talent and commitment of our employees is what has enabled Microcell to be a key player in the Canadian wireless telecommunications market. The company has been a source of pride for everyone associated with it as well as a provider of high quality services for our customers. At every stage of our eventful history, our ability to stay focussed on delivering the business plan and achieving the best possible operating results is what has led to our success.

Today, as always, our priority should remain our operations and our customers. This is the best way for all employees to contribute to the present and future success of Fido. In particular, until the information circulars are sent to shareholders and during the time the Rogers’ offer will be outstanding and the transaction eventually closed(around 45 to 50 day in total), we have to carry business as usual regarding all operations and activities.

We would like to thank you for your cooperation. We will continue to keep you informed of all developments regarding the current situation as soon as we possibly can.

André Tremblay President and Chief Executive Officer Officer	Alain Rhéaume President and Chief Operating

Information about the Rogers bid

Q1. How would the operations of Rogers Wireless and Fido be maintained separated?

In the event that the Rogers bid is successful, it would be up to Rogers to determine Fido’s future goals and operational structure. The same applies to the organizational structure and marketing, service and distribution strategies. It would also be up to Rogers to determine the level of autonomy for managers of the Fido brand, as well as potential synergies between the two companies.

Q2. Would there be lay-offs, and if so, how many and when?

Of all the possible scenarios involving a competitor, the management believes that this is the most favourable for employee retention, given that Rogers intends to maintain the Fido brand. Decisions in this regard could only be made once the transaction has been completed and Rogers has analyzed the situation.

Q3. What sort of severance will I get if I lose my job?

Rogers has agreed to adhere to Microcell’s human resources policies. Our policy includes the following number of weeks that would be paid out in the event of lay-off:

1 week per 6 months
Number of weeks by profile		of service	Number of weeks based on age

A = 5 weeks	+		+	40-44 years = 2 weeks
B = 5 weeks				45-49 years = 3 weeks
C = 6 weeks				50-54 years = 4 weeks
D = 9 weeks				55 years and over = 5 weeks
E = 12 weeks
F = 18 weeks

Any specific arrangements in an individual employment contract would also be respected.

Q4. What would the new legal status of Microcell be once the transaction will be completed?

Rogers would determine the legal structure that best meets the objectives of the combined companies.

Q5. What would happen to the long-term bonus program?

Appropriate steps were taken as part of the transaction to protect participants in the long-term bonus plan.

Q6. What happens to stock options that have not yet been vested?

Non-vested options would automatically become vested on the transaction date.

Q7. How will this announcement affect my day-to-day work over the next few weeks?

For now, this announcement will not affect your day-to-day work. The Rogers offer will be outstanding for 35 days after the filing of the circular, which should take place in the next ten working days. For as long as the transaction is not concluded, it is business as usual. Our job is to maintain the same high quality of service for our customers and ensure that we meet our objectives. All initiatives remain on track and we continue to plan for 2005. Until such time as a final transaction is concluded, our operational guidelines remain unchanged.